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SEC FILE NUMBER
8-69616

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2021 (MM/DD/YY) AND ENDING 06/30/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Sigma Americas Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.) ___________________,

125 Park Ave , **SUITE 2602**
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steve Solano, CEO	212-520-1676	steve.solano@sigma-americas.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael T Remus CPA
(Name – if individual, state last, first, and middle name)

PO Box 2555	Hamilton Square	NJ	08690
(Address)	(City)	(State)	(Zip Code)

02/23/2010	3598
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steve Solano, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Sigma Americas Securities LLC, as of June 30, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

[signature]

Notary Public

LAWRENCE JOHN RUTIGLIANO
Notary Public - State of New York
NO. 01RU6243387
Qualified in Nassau County
My Commission Expires 6/2023

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-570-5526

August 22, 2022

Andrew Schacher, FINOP
Steve NMN Solano, CEO/CCO
Sigma Americas Securities LLC

In connection with my audit of the financial statements and supplemental information of Sigma Americas Securities LLC (the Company) for the year ended June 30, 2022, I will issue my report thereon dated August 18, 2022. Professional standards require that I provide you with the following information related to my audit.

The standard defines those charged with governance as the persons "with responsibility for overseeing the strategic direction of the entity and its obligations related to the accountability of the entity. In accordance with PCAOB Rule 3501 audit committee' "means the person(s) who oversee(s) the accounting and financial reporting processes of the entity and audits of the financial statements of the entity."

<u>Significant and Critical Accounting Policies and Practices</u>

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, I will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. No new accounting policies were adopted and the application of existing accounting policies was not changed during Year. I noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

There were no proposed audit adjustments to the Company's General Ledger.

Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by the Company in its 2022 financial statements are described in Note 2 to the financial statements and relate to the policies the Company uses to account for revenue recognition which is always considered significant.

Certain financial statement disclosures are particularly sensitive because of their significance to financial statement users. The most sensitive disclosure(s) affecting the financial statements was (were):

None noted. The financial statement disclosures are neutral, consistent, and clear.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or

operating performance is material. The Company's critical accounting estimate(s) affecting the financial statements was (were):

None noted

Significant Unusual Transactions

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. I noted no significant unusual transactions during my audit.

I noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. All significant transactions (if any) have been recognized in the financial statements in the proper period.

Related-party Relationships and Transactions

As part of my audit, I evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. I noted no related parties or related-party relationships or transactions that were previously undisclosed to me, significant related-party transactions that have not been approved in accordance with the Company's policies or procedures or for which exceptions to the Company's policies or procedures were granted; or significant related-party transactions that appeared to lack a business purpose.

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. My responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of my evaluation and my conclusions to you.

a. There were no misstatements brought to management's attention during the audit.

b. There were no additional adjusting entries proposed by management.

c. There was no bias in the selection and application of accounting principles.

d. There was no bias in accounting estimates and there were no critical accounting estimates that were not fully disclosed.

e. The financial statement disclosures are neutral, consistent, and clear.

f. There were no significant or unusual transactions noted during the audit.

g. The presentation of the financial statements and the related disclosures are in conformity with GAAP.

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. There were no misstatements communicated to management during the audit.

There were no proposed audit adjustments to the Company's General Ledger.

Note: Uncorrected misstatements or the matters underlying them (if any) could potentially cause future period financial statements to be materially misstated, even though, in my judgment, such uncorrected misstatements are immaterial to the financial statements under audit.

Auditor's Report

In connection with the audit of the financial statements, I have provided you a draft of my auditor's report and accompanying financial statements and have discussed it with you.

Exceptions to Exemption Provisions

In connection with my review of the Company's Exemptions Schedule's II and III, I did not identify any exceptions to the exemption provisions that would cause the Company's assertions not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to my satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. I am pleased to report that no disagreements with management arose during the course of my audit.

Difficulties Encountered in Performing the Audit

I encountered no significant difficulties in dealing with management in performing and completing my audit.

Management Representation

I have requested certain representations from management that are included in the management representation letter dated August 18, 2022. This date represents the date that the Company's financial statements, including disclosures were prepared and that management has taken responsibility for them.

A copy of that letter is attached

Management Consultations with Other Independent Accountant

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with me to determine that the consultant has all the relevant facts.

To my knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issue

I generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditor. However, these discussions occurred in the normal course of my professional relationship and my responses were not a condition to my retention.

However, I should bring the following items to your attention:

Bank Statements – Wells Fargo

Operating Account. Copies of all cancelled checks and or wire transfers orders should be kept in a permanent file for a period of not less than three years, the first two years in an accessible place as required pursuant to the General Rules & regulations promulgated under the Securities & Exchange Act of 1934 - Rule 17a-4 (Records to be preserved by Certain Exchange Members, Brokers and Dealers). All Bank

Statements (all accounts) should be downloaded and kept in pdf format in a permanent file. In addition, monthly bank reconciliations and net capital computations should be prepared timely.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents information that accompanies the financial statements. I subjected that supplemental information to audit procedures in accordance with *AS 2701, Auditing Supplemental Information Accompanying Audited Financial Statements* (link) . Based on my audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Closing

This information is intended solely for the use of the members of Sigma Americas Securities LLC and those charged with governance of the Company and is not intended to be and should not be used by anyone other than these specified parties.

If you feel that there are others within the Company who meet the criteria specified above and to whom this letter should be communicated to, please advise in writing the individual(s) name and position and I will forward a copy of this letter to them.

Sincerely,

Michael T. Remus

Michael T. Remus, CPA

SIGMA AMERICAS SECURITIES LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
(with report of independent auditors)
YEAR ENDED JUNE 30, 2022

SIGMA AMERICAS SECURITIES LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
YEAR ENDED JUNE 30, 2022

CONTENTS

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

Report of Independent Registered Public Accounting Firm

To: The Member
Sigma Americas Securities LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Sigma Americas Securities LLC as of June 30, 2022, and the related statements of operations, changes in member equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Sigma Americas Securities LLC as of June 30, 2022 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Sigma Americas Securities LLC's management. My responsibility is to express an opinion on Sigma Americas Securities LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect toSigma Americas Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption) and Schedule III Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption)* has been subjected to audit procedures performed in conjunction with the audit of Sigma Americas Securities LLC's financial statements.

The supplemental information is the responsibility of Sigma Americas Securities LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements and Schedule III Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption)* is fairly stated, in all material respects, in relation to the financial statements as a whole.

.

Michael T. Remus

I have served as Sigma Americas Securities LLC's auditor since 2017.

Michael T. Remus, CPA
Hamilton Square, New Jersey
August 18, 2022

SIGMA AMERICAS SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

June 30, 2022

ASSETS

Current Assets		
Cash	$	15,948
Total Assets	$	15,948

LIABILITIES & MEMBER EQUITY

Current Liabilities		
Accounts payable	$	55
Total Current Liabilities		55
Total Liabilities		55
Commitments and Contingencies (Note 4)		
Member Equity		
Member Capital		385,971
Member (deficit)		(370,078)
Total Member Equity		15,893
Total Liabilities & Member Equity	$	15,948

See accompanying notes.

SIGMA AMERICAS SECURITIES LLC

STATEMENT OF OPERATIONS

Year Ended June 30, 2022

INCOME:	
Other Income:	
Bank interest	$ 2
Total Income	2
EXPENSES:	
Payroll	
Occupancy costs and office expenses	
Professional fees	12,550
Regulatory expenses	2,042
Insurance expenses	716
Bank charges	25
Business license/permits	199
Other operating expenses	300
	15,832
Net Loss	$ (15,830)

See accompanying notes.

SIGMA AMERICAS SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER EQUITY (DEFICIT)

Year Ended June 30, 2022

	Contributed Capital	Distributed Capital	Accumulated (Deficit)	Total Member Equity
Balance at June 30, 2021	$ 389,627	$ (15,656)	$ (354,248)	$ 19,723
Capital contributions	12,000			12,000
Net Loss			(15,830)	(15,830)
Balance at June 30, 2022	$ 401,627	$ (15,656)	$ (370,078)	$ 15,893

See accompanying notes.

SIGMA AMERICAS SECURITIES LLC

STATEMENT OF CASH FLOWS

Year Ended June 30, 2022

CASH FLOWS FROM OPERATING ACTIVITIES		
Net (Loss)	$	(15,830)
Adjustments to Reconcile Net Loss to Net Cash Used In Operating Activities:		
(Increase) Decrease in Operating Assets:		
Prepaid expenses		150
Increase (Decrease) in Operating Liabilities:		
Accounts payable and accrued expenses		55
Net cash used in operating activities		(15,625)
Cash Flows From Financing Activities		
Capital contributed		12,000
Net cash provided by financing activities		12,000
Net decrease in cash		(3,625)
Cash at Beginning of Year		19,573
Cash at End of Year	$	15,948
Supplemental Cash Flows Disclosures		
Cash paid for income taxes	$	300
Cash paid for interest	$	-

See accompanying notes.

1. Organization and Nature of Business

Sigma Americas Securities LLC (the Company) is a registered broker-dealer headquartered in New York City, NY. The Company is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is a single member Delaware Limited Liability Company and wholly owned subsidiary of the Sigma Americas LLC (The "Parent Company") which is its sole managing member.

The Companies activities are subject to significant risks and uncertainties, including the risk and uncertainty that planned operations do not materialize as planned.

The Company holds no customer funds or securities and does not participate in the underwriting of Securities.

2. Significant Accounting Policies

(a) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Statement of Cash Flows

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at June 30, 2022. Cash is held at a major financial institution and is insured by the Federal Deposit Insurance Corporation.

(d) Equipment

Office equipment is stated at cost less accumulated depreciation. Significant additions or improvements extending asset lives are capitalized; normal maintenance and repair cost are expensed as incurred. Depreciation has been computed using the straight-line method for financial statement reporting purposes.

(e) IncomeTaxes

The Company, with the consent of its sole member, has elected under the Internal Revenue Code to be taxed as a C Corporation.

The Company's tax returns and the amount of income or loss allocable to the member are subject to examination by federal and state taxing authorities. In the event of an examination of the Company's tax return, the tax liability of the member could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities.

Certain transactions may be subject to accounting methods for federal and state income tax purposes which differ from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the member and the resulting balances in the members' capital account reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that the Company has no uncertain tax positions that would require financial statement recognition at June 30, 2022. This determination will always be subject to ongoing evaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all years subsequent to 2018.

In addition, no income tax related penalties or interest have been recorded for the year ended June 30, 2022.

(f) Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a frame work for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

(f) Fair Value Hierarchy - *continued*

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices included in level 1 that are observable for the assets or liability either directly or indirectly.

Level 3. Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company had no assets or liabilities that were measured and recognized at fair value on a non- recurring or recurring basis as of June 30, 2022, and as such, had no assets or liabilities that fell into the levels described above.

For further discussion of fair value, see “Note 6 Fair Value”

(g) Subsequent Events

Management has evaluated events and transactions that occurred between July 1, 2022 and August 18, 2022 which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

On March 11, 2020, the World Health Organization declared the novel strain of Coronavirus (“COVID-19”) a global pandemic and recommended containment and mitigation measures worldwide. The COVID-19 pandemic has continued to spread and has already caused severe global disruptions. The extent of COVID-19’s effect on the Company’s operational and financial performance will depend on future developments, including the duration, spread and intensity of the pandemic, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. As of the date of the independent auditor’s report, the Company cannot reasonably estimate the length or severity of this pandemic, or the extent to which the disruption may materially impact the Company’s financial position, results of operations, and cash flows in its 2022 fiscal year.

3. Concentrations of Credit Risk

The financial instruments which potentially subject the Company to concentrations of credit risk are cash. The Company maintains its cash at one depository bank, which is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. As of June 30, 2022, the cash on deposit did not exceed the FDIC-insured limit.

4. Contingencies and Commitments

The Company can be subject to litigation, arbitration settlements, and regulatory assessments which arise in the ordinary course of business as a registered broker-dealer. The Company recognizes a liability and expense for any such matters at the time exposure to loss is more than remote and an amount of the loss is reasonably determinable. In the opinion of management, there are no outstanding matters at June 30, 2022 requiring contingent loss recognition.

Pursuant to Securities and Exchange Commission Rule15c3-1(e)(2) the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of June 30, 2022 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at June 30, 2022 or during the year then ended.

5. Related PartyTransactions

The Company's office is co-located with other entities related by common ownership which share limited administrative expenses that are defined, along with the expense allocation methodology to be used, in an expense sharing agreement. Shared expenses paid by the Parent Company and allocated to Company, comprised of various operating expenses, totaled $24,000 for the year ended June 30, 2022. The parent has indicated that it will not seek reimbursement for these expenses. There was no amount due to the Parent Company as of June 30, 2022.

In addition the parent company made a $12,000 capital contribution during the year.

6. FairValue

Cash, receivables (if any), accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1) (the "Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceeds 800% (for the first 12 months after commencing business as a broker dealer).

At June 30, 2022, the Company had net allowable capital of $15,838, which is $10,838 in excess of the required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital is 0.35% as of June 30, 2022. Prepaid expenses (if any) reflected in the accompanying financial statements are not allowable assets for the purpose of computing minimum net capital under the Rule.

As stated in the Company’s Membership Agreement with FINRA, the Company is not claiming an exemption from the Customer Protection Rule in consideration of the 2013 SEC Release 34-70073.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of June 30, 2022

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Member
Sigma Americas Securities LLC

I have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Sigma Americas Securities LLC (the "Company") stated that the Company does not hold customers' cash or securities on behalf of customers and limits its business to those activities described in its Membership Agreement as discussed in Note 1 to the financial statements and, therefore has no obligations under Rule 15c3-3 under the Securities Exchange Act of 1934. In addition, as a result of the Company's having no obligations under SEC Rule 15c3-3, it may file an Exemption Report and (2) the Company stated that it had no exceptions under SEC Rule 15c3-3 throughout the year ended June 30, 2022. The Company did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers, and did not carry PAB accounts as defined in Rule 15c3-3. Management is responsible for compliance with 17 C.F.R. § 240. 15c3-3 and its statements. My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240. 15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
August 18, 2022

SIGMA AMERICAS SECURITIES LLC

SCHEDULE 1- COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2022

COMPUTATION OF NET CAPITAL		
Total ownership equity from Statement of Financial Condition	$ 15,893	
Deduct ownership equity not allowable for net capital	—	
Total ownership equity qualified for net capital	15,893	
Deductions and/or charges:		
Non-allowable assets from Statement of Financial Condition:		
Prepaid assets		0
Fixed assets		0
Net capital before haircuts on securities positions		15,893
Net capital		$ 15,893
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required		$ 4
Minimum dollar net capital requirement of reporting broker-dealer		$ 5,000
Net capital requirement (greater of above)		$ 5,000
Excess net capital		$ 10,893
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement of reporting broker dealer		$ 9,893

Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of June 30, 2022)

Reconciliation pursuant to Rule 17a-5(d)(4) of the Audited Computations of Net Capital pursuant to Rule 15c 3-1

Net Capital, as reported in Company's Part II unaudited Focus Report	$ 15,893
Net Capital, per above	15,893
Difference	$ 0

There are no material differences between the net capital reflected in the above computation and the net capital reflected in the Company's amended FOCUS Report as of June 30, 2022.

Sigma Americas SECURITIES LLC

SCHEDULE II COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

YEAR ENDED June 30, 2022

Pursuant to Rule17a-5(d)(4) of the audited computations of Net Capital pursuant to Rule15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by Sigma Americas Securities LLC, in my opinion no material differences exist which would materially affect the reserve requirements pursuant to Rule15c3-3 or its claim for exemption.

SIGMA AMERICAS SECURITIES LLC

SCHEDULE III INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS (EXEMPTION)

PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of June 30, 2022

Pursuant to rule 15c 3-3 relating to possession or control requirements, Sigma Americas Securities LLC has not engaged in the clearing or trading of any securities and did not hold customer funds or securities and had no other obligations during the year ended June 30, 2022 and therefore is claiming exemption to this schedule. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1will be $5,000.

Sigma Americas Securities LLC
125 Park Ave, Suite 2602
New York NY 10017
(212) 520-1676

STATEMENT OF EXEMPTION FROM SEC RULE 15c3-3

Sigma Americas Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 5240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 5240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an exemption report because the Company had no obligations under 17 C.F.R. §240.15c3-3.

(2) The Company had no obligations under 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year without exception.

Sigma Americas Securities LLC

I, Steve Solano, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.
By:



Steve Solano
Title: CEO

August 18, 2022